SUB-ITEM 102J
Changes in registrants certifying accountant


Nuveen Minnesota Municipal Income Fund ( NMS )

811-22967

During the current fiscal period (ending May 31, 2015), the Board of Trustees of the above-referenced Fund, NMS, upon recommendation of the Audit Committee, engaged KPMG LLP
( KPMG ) as the independent registered public accounting firm to NMS. Also during the current fiscal period, Minnesota Municipal Income Portfolio Inc. ( MXA ) and First American Minnesota Municipal Income Fund II Inc. ( MXN ) merged into
NMS, with MXA being the accounting survivor.  Ernst & Young
LLP ( Ernst & Young ) was the independent registered public accounting firm to MXA.

Ernst & Youngs report on the Fund for the two most recent fiscal periods ended June 30, 2014 and August 31, 2013, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal periods ended June 30, 2014 and August 31, 2013 for MXA and for the period July 1, 2014 through October 6, 2014 (the date of merger), there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements.

The Registrant has requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.